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MINFO

The universal, go-to impulse engagement App — a platform that directly connects people to **More Information** about products, services, brands, the arts, education and more while touchlessly engaging with devices and the outside world

INVEST NOW

Please refer to disclosure herein below





Download on the App Store | GET IT ON Google Play

HIGHLIGHTS | OVERVIEW | PITCH DECK | OPPORTUNITY | TEAM | PRESS | TERMS | DISCUSSION

MINIMUM INVESTMENT	TARGET INVESTMENT	MAXIMUM RAISE
$100	$20,000	$300K

HIGHLIGHTS

COMPANY

- 3 US patents
- Live app & platform – try it for yourself on the videos in our RegCF **offering**, as well as on our YouTube channel
- Minfo Global $700K+

COLLABORATIONS

Minfo4Elevators

- Otis (eCall) & One other global elevator company – completed proof of concept (POC)
  - In development with initial sites
  - In discussions with and seeking clients
- Otis (2 call button solutions) – currently integrating new API launching March 2021

Minfo4Food & Beverages

- Oracle – currently integrating with:
  - Oracle Simphony Point of Sale (POS) System – certification Q1 2021

Minfo4Hotels

- Oracle – currently integrating with: Oracle Opera Hotel Property Management System (PMS) – certification Q1 2021
- Shift4 (NASDAQ-listed) – payment gateway partner agreement and integration certification imminent

Minfo-enable your business, media, ads, exhibit videos, digital displays, and retail space now!



ORACLE | Partner   Shift4 PAYMENTS   ORACLE Hospitality

OVERVIEW

Going touchless – our go-to-market patented **solution** for safer everyday life.



Minfo Reg CF: Minfo4Elevators
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DOWNLOAD MINFO

Minfo is Shazam for all media, advertising and information. A remote control that is all on one **Universal App**.

Minfo connects smartphones using audible and inaudible sound. Comparable to an audio QR code. Minfo allows you to **connect and control devices in an instant,** providing you with **More INFO that interests you**.

Today, achieving scale-volume downloads means providing people with a compelling reason to download your app. It's critical for the app to get regular and recurring use to ensure it becomes an integral part of the fabric of people's daily lives.

We envisioned, designed and built Minfo as a universal app to enable people to easily and instantly access relevant and actionable info/content, creating impulse engagement. People can now spontaneously connect and interact with any ad, or communication that interests them, on any media platform or in any Minfo-enabled physical environment.

All that is required is for the content to be "Minfo-Enabled" – embedded with code so that it can be recognized by the Minfo Universal App and Platform.

Minfo was conceived so consumers could receive information without touching or interacting with anything except their personal smartphones.


A Universal Solution for a Global Problem
"Hygiene anxiety is a powerful internal trigger!"
Nir Eyal
HOOKED

2020 and the global pandemic provided us the opportunity to add a new and vital dimension to Minfo's utility capabilities, as people everywhere experience heightened anxiety regarding contact and potential infection.

In the current pandemic and beyond, Minfo's suite of touchless solutions, both existing and planned, will reduce hygiene anxiety and the spread of diseases by removing the need to touch common public surfaces such as elevator buttons, restaurant menus, payment devices and many more common contact surfaces.

In 2020 we completed proof of concept and certification with both KONE and OTIS Elevators, who complete 300M+ elevator journeys each day in the Americas (Canada to South America). We are currently in pre-implementation development in strategic initial deployment buildings in New York and other major cities as well as active discussions with multiple potential buildings in the US.

In 2021, we will leverage our partnerships with Oracle as well as their POS and PMS resellers to bring our touchless solutions to thousands of restaurants and hotels providing touchless hygiene security for 660 million smartphone users in 50 countries throughout the Americas.

Minfo's touchless solutions will provide downloads and regular recurring usage by consumers.

As we build momentum, rolling out our touchless solutions and enabling safer daily living, we will also provide to all businesses our media solutions, transforming any offline media, physical objects or traditional media into interactive digitized ("online") media (O2O) and enabling instant engagement in response to media communications and in physical locations.

HOW IT WORKS

Minfo is a client-operated content management system (CMS) for client-generated content, combined with a patented universal utility app, that uses sound (audible and inaudible) to connect people to useful actions and content across a wide range of everyday locations and activities.


Info and Advertising
Offline
Online (O2O) Interactive
MINFO creates 10 new digital touchpoints
VIDEO
MOVIE
AUDIO
CMS encodes creating 'audio QR code/s'
4K
UHD
Current digital touchpoints

BUSINESS MODEL

It is FREE for consumers to use the Minfo Universal App to CONNECT, INTERACT & TRANSACT.

Revenues are received from business customers who use Minfo to enhance their advertising and communications initiatives as well as enabling touchless interactions.

Touchless Solutions

Elevators, restaurants, hotels and other touchless solutions clients pay an initial set-up fee and an annual or monthly service fee.

We will market to prospective business clients via reseller partners with installed customer bases and on a direct B2B basis via online-enabled promotion, self-onboarding, and capability education content.

Media Solutions

SaaS with annual or monthly subscription fee and, where appropriate, a performance-based fee structure based on delivering engagement.

Payments Processing

All payments made via the Minfo app payment gateway deliver a certain % fee per payment through our partner agreement with Shift4, a NASDAQ-listed company.

WHY MINFO IS DIFFERENT

The app stores are full of single-purpose apps.

However, there is no current offer from a Universal App focused on delivering optimal utility and experience across multiple use cases for a global community of businesses and consumers.


99% of Apps do one thing
Which App do you want?
Minfo does one thing really well.
We connect you with info & controls
in many situations from any media
even in publice spaces
TV

Our CMS platform provides our clients with full control of campaign creation and management, no coding required, creating a highly scalable 24/7 solution positioned for large scale roll-out and usage.

We are focused on:

- Transforming existing everyday processes into touchless operations via completed, in-progress and scoped integrations

- Directly and instantly extending communications from any media or source to any interested party's smartphone, putting information and the means to take action right in the palm of their hand

Touchless Elevators:

We have currently integrated, tested and certified with two of the top five global elevator companies: Otis and KONE.

For Minfo Americas, the addressable market of large buildings is as follows:

Country	All Buildings	330ft+	550ft+	650ft+	980ft+
United States	5,418	2,779	807	210	25
New York City	1,572	871	284	81	12
Canada	1,194	543	111	32	
Panama	84	69	52	23	
Brazil	1,513	330	38	1	
Mexico	175	117	37	8	
Columbia	43	34	23	3	
Argentina	183	81	11	1	
Venezuela	106	33	4	3	
Dominican Republic	31	11	2		
Uruguay	67	5	1		

https://www.skyscrapercenter.com/countries

Our initial target is New York; however, our platform allows potential clients anywhere in the Americas to register and implement IT requirements without the need for direct involvement by Minfo support for Otis and KONE elevators.

The above building list does not include the following building types, which have elevators:

- Hospitals under 330ft
- Train stations
- Shopping malls
- Hotels under 330ft

Elevators

New York has 84,000+ elevators

USA has 900,000+

Restaurants/Hotels:

In the US alone there are more than 600,000 restaurants

https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/

New York	23,650	2019	Office of the New York State Comptroller

Los Angeles	29,560	2018	LA Country Department of Public Health Food Facility Ratings
San Francisco	4,045	2017	Department of Public Health
Chicago	7,300	2020	City of Chicago
Austin	1,964	2018	Restaurant Guide - Austin Chronicle

Other stats

Brasilia	246	2019	City of Brasilia
Buenos Aires	6,747	2016	FEHGRA
Montreal	4,118	2016	Statistics Canada: Business Register, December 2016
Toronto	7,984	2018	Toronto Employment Survey - 2017

Media Solutions

Minfo transforms Offline advertising and communications to Online (O2O).


What happens inside Naava green wall WM92s
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NAAVA
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Nearly half of all advertising media spend (TV, radio, print and out-of-home signage) is offline. Advertisers are paying to push their message out, but unlike digital media, consumers have no instant way to engage and respond.


Time Spent with Media
Only 8% of time spent on mobile devices in browser
24%
32%
30%
14%
Total time: 12:09 hrs/day
Desktop & Mobile Browser
Linear TV, not digitally reachable
Radio and print, not digitally reachable

Minfo provides a communications quantum shift for businesses with a cost-effective performance-based solution.

Advertising and communications will now be extended from the media, right into the hands of the target customer. They can now instantly receive relevant follow-up content and offers/CTAs; together with the means for instant engagement and response, creating a wholly-integrated customer experience.

Marketers will enjoy greater engagement with prospective and existing customers, and receive the benefit of transforming brand awareness communications by providing CTAs to invite interaction and transactions.

Additionally, marketers benefit from having accurate attribution for the first time.

Current methodologies of attribution are inaccurate, and do not allow concurrent campaigns across offline channels with any level of accuracy. Approximately 50% as indicated is offline and in need of clear attribution.

An average 13 min. of TV advertising each hour provides a significant market opportunity.

An in-home eye-tracking study, (Facebook IQ) commissioned in the U.S. revealed that 94% of participants kept a smartphone on hand while watching TV. People are primed for impulse engagement with content that interests them, whether it be information in a documentary, traditional advertising, product placement during programs (e.g. the dress worn by your favorite celebrity) or station promos.

Having a universal solution to cater for all engagements on a daily basis, at work and in both personal and public environments – at home, in elevators, at restaurants and stores – is a potential game-changer.

(Billions)	USA	L.A	Canada	TOTAL
Internet	120.9	7.4	6.7	135
TV	62.3	14.7	2.5	79.5
Consumer Magazines	14.1			14.1
Radio	14.8	1.5	1.1	17.4
OOH	6.9	1.3	.66	8.86
Newspaper	13.1	1.7	1.2	16
Trade Magazines	3.2	0.47	0.12	3.79
Video Games	1.6			1.6
Digital Music	1.2			1.2
Podcast	0.8			0.8
Cinema	0.4	0.13		0.53
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Total Ad Spend	239.3	27.2	12.26	278.76
Minfo Attribution	114.8	19.8	5.58	140.18


US Advertising Media Market Sizes ($B), 2020 v. 2024
marketing charts
2020
2024
$120.9
Digital: $5.8
Digital: $2.6
Digital: $7.6
Digital: $4.7
Digital: $5.9
Digital: $2.5
$62.3
$71.6
$14.8
$18.3
$14.1
$12.6
$6.9
$11.8
$13.1
$10.9
$3.2
$3.8
$1.6
$1.8
$1.2
$1.7
$0.8
$1.7
$0.4
$0.9
Internet
TV
Radio*
Consumer magazine
Out-of-home
Newspaper
Trade magazine
Video games**
Digital music streaming
Podcast
Cinema

Advertising spending in Latin America in 2019 and 2022, by medium


14 689
13 718
9 636
7 465
1 721
1 351
1 469
1 331
1 318
1 157
2019
2022*

Media spending in Canada from 2012 to 2021, by medium


12 500
10 000
7 500
2020*
TV 2 564.2
Radio 1 119.1
Newspapers 1 247.5
Magazines 121.4
Outdoor (including cinema) 660.8
Internet 6 762.5
TV
Radio
Newspapers
Magazines
Outdoor (including cinema)
Internet

ACHIEVING MARKET SHARE

Minfo has a built, comprehensive and highly scalable platform.

We will build out direct B2B self-service onboarding and education functionality and content.

Additionally, we will leverage relationships and support both initial and additional partners to build sales channels throughout the Americas.

With our multi-use case universal utility app strategy, we see a significant opportunity to secure a high market share of the Americas' touchless solutions space going forward, while simultaneously assisting brands/businesses to enhance the effectiveness of their advertising and communications activities across multiple media as well as in-location.

Through continuing to deliver to our customers multiple dimensions and layers of value, we will generate significant recurring revenues.

COMPANY PITCH DECK


m INFO
Join us to create a smarter-connected, more trusted and touchless world
www.minfo.com

Download Minfo Pitch Deck

OPPORTUNITY



Minfo: 2-sided marketplace
1 TOUCHLESS
(Delivers Downloads & Everyday Usage)
Elevators
Restaurants/Hotels
2 INFORMATION & ADVERTISING
(Delivers Engagement with Content)
Information
Media/Advertising

TESTIMONIALS

"Minfo is the instant engagement platform: if a consumer wants access to information about a brand, product or service, or museum exhibit, they'll get it instantly. It's that simple."

MANAGEMENT TEAM

Minfo has an international team of developers and has been working remotely for several years. Two core developers have been working with Roland for over 20 years playing major roles in development. Note : One of them actually is a Rocket Scientist!



ROLAND STORTI

CEO



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GEOFF GWILLIM

CO FOUNDER



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STAN FISCHER

MANAGER STRATEGY SALES



Read More

SELECT ADVISORS AND BOARD MEMBERS



Victor Lawrence

Tech Advisor



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Nir Eyal

Growth Advisor



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Jean-Francois (Jeff) Mignon

Marketing Advisor



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Jenny White

Compliance Advisor



Read More

PRESS



▸ The store of the future is coming this summer. Here's what it looks like.

▸ A Mobile App that Can Turn Anything Contactless

▸ Seizing the Advertising Opportunity Created by Surges in Home Media Consumption

▸ Businesses must avoid becoming the avoided

▸ Digital Dining and 'Restaurant Recovery' Show

▸ Why the pandemic is a good time for advertisers

▸ NBC News Feature

▸ Elevator World

TERMS

MINIMUM INVESTMENT

$100

VALUATION

This will be determined by the Regulation A+ Circular Offering document as we are in the process of securing strategic partners and clients Or $40,000,000


MAXIMUM RAISE

$300K (Reserve the right to extend for strategic investors)

TARGET MINIMUM

$20,000

DOCUMENTS



Form C



Verified by CrowdCheck

PERKS

The Discount Rate of our SAFE Notes is scaled based on the amount invested by any particular investor. Investments below $1,000 will have 0% discount upon conversion; investments between $1,000 and $9,999 will have a discount of 5%; investments between $10,000 and $14,999 will have a discount of 10%; and investments of $15,000 or greater will have a discount rate of 15%. In addition, there will be an additional 2.5% discount for investors that invest within the first month of the date the launch of this offering pursuant, for a total discount of up to 17.5%.

- Silver Investor: $1000 – $9,999 receive a SAFE 5% discount
- Gold Investor: $10,000 – $14,999 receive a SAFE 10% discount

- Platinum Investor: $15,000+ receive a SAFE 15% discount

Reg CF Investor rights

- Same benefits as Reg A+ investors when SAFE converts to shares

USE OF PROCEEDS

MINIMUM RAISE

Marketing Minfo Products	12.00%	$2,400
Reg CF Audit Fees	15.00%	$3,000
Dalmore Fees (Due Diligence)	50.00%	$10,000
Dalmore Commission (3%)	3.00%	$600
North Capital	10.00%	$2,000
Operations & Working Capital (1)	10.00%	$2,000

MAXIMUM RAISE

Audit Fees	1.00%	$3,000
Dalmore Fees (Due Diligence)	3.33%	$10,000
Dalmore Commission (3%)	3.00%	$9,000
Reg CF Technology Service Provider	0.67%	$2,000
Business Operations		
Operations & Working Capital (1)	17.00%	$51,000
License Fee contribution payable to Minfo Global	10.00%	$30,000
Planned Regulation A+ Offering		
Reg A+ Legal/Audit Expenses	20.00%	$60,000
Reg A+ Marketing Costs	25.00%	$75,000
Total	100.00%	$300,000

DISCUSSION

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FAQ

1. Why invest in startups?

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

2. What types of securities can I buy on DirectCF?

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

3. How much can I invest?

Individual investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the lesser of the investor's annual income or net worth, whichever is greater. If both an investors annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of their annual income or net worth, whichever is less. During the 12-month period, the aggregate amount of securities sold to an investor through all Regulation Crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

4. How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

5. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

6. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with DirectCF.

7. What do I need to know about early-stage investing? Are these investments risky?

Companies on DirectCF are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

8. When will I get my investment back?

The companies listed on DirectCF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (undergoes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur. It can take 5-7 years (or longer) to see a distribution, as it takes years to build companies. In many cases, there will not be any distribution as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive restricted stock that may be subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

9. Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares become unrestricted and can be sold freely.

Exceptions to selling shares during the one-year lock up include:

- to the company that issued the securities;
- to an accredited investor;
- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);
- in connection with your death or divorce or other similar circumstance;

- 10. What information does DirectCF collect from Issuers related to their offering?

  - The organization of the company

Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued.

  - The corporate structure and ownership

Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization.

  - The people behind the company

Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering.

  - Information provided to investors

Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities.

  - Investor information and terms of the offering

Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders.

  - Review of transaction documents

Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms.

  - Business due diligence

Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the DirectCF platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests.

Particular focus is paid to the following issues throughout the due diligence process:

  - Problem or inefficiency being addressed
  - Product / service overview, stage of development and anticipated milestones
  - Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.)
  - Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.)
  - Growth strategy
  - Employees and advisors (including ownership structure)
  - Addressable market (e.g. size, growth, penetration, etc.)
  - Competitive landscape and industry dynamics
  - Exit opportunities
  - Intellectual property
  - Historical financials
  - Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan)
  - Reference checks (e.g. previous investors, advisors, etc.)
  - Investment overview (including determination of key terms, uses of funds, and current and previous investors)

The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online.

  - General considerations
  - Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment.
  - The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the exact process for every issuer.
  - Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future.
  - While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and DirectCF.
  - Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

- 11. What happens if a company does not reach their funding goal?

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

— 12. How can I learn more about a Company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

— 13. What if I change my mind about investing?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@directcf.com.

— 14. How do I contact someone at DirectCF?

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at investor@directCF.com.



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